6300 Wilson Mills Rd.

Mayfield Village, Ohio 44143

June 13, 2012

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Progressive Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-09518

Dear Mr. Rosenberg:

I am writing in response to your letter dated June 4, 2012 to Glenn M. Renwick, President and Chief Executive Officer of The Progressive Corporation.

Exhibit 13

Management’s Discussion and Analysis

1. Overview

B. Investments and Capital Management, page A-43

1. In our Management’s Discussion and Analysis on page App.-A-43, we disclosed the value of our corporate bond investments held in the U.K. and other European companies, foreign-domiciled other asset-backed securities and preferred stocks (redeemable and nonredeemable), and preferred stocks issued by U.K.-based financial institutions and a European bank. As requested, we have attached as Exhibit A a schedule that shows the amortized cost and carrying value of these investments by company and country and that indicates investment quality.

Please do not hesitate to contact me at 440-395-2001, or Bill Cody, our Chief Investment Officer, at 203-656-6007, if you have further comments or questions.

As requested in your letter, in connection with the foregoing, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian C. Domeck

Brian C. Domeck

Vice President and Chief Financial Officer

cc:	Glenn M. Renwick, Chief Executive Officer

William M. Cody, Chief Investment Officer

EXHIBIT A

Schedule of Certain Investments held in Foreign Companies/Countries

As of December 31, 2011

[***]

PORTIONS OF THIS EXHIBIT MARKED BY [***] HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION

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